SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: November 2004

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

In this MD&A, we, us, and our mean Bell Canada, its subsidiaries and joint ventures.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the unaudited consolidated financial statements for the third quarter of 2004 when reading this MD&A. We also encourage you to read Bell Canada’s MD&A for the year ended December 31, 2003 dated March 10, 2004 (Bell Canada 2003 MD&A).

You will find more information about us, including Bell Canada’s Annual Information Form for the year ended December 31, 2003 (Bell Canada 2003 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future.

Forward-looking statements may include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, plan, seek, strive, target and will.

Management’s Discussion and Analysis

This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on our operations, financial condition and cash flows for the three months (Q3) and nine months (YTD) ended September  30, 2004 and 2003.

ABOUT FORWARD-LOOKING STATEMENTS

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
      Unless otherwise mentioned in this MD&A, the outlooks provided in the Bell Canada 2003 MD&A dated March 10, 2004 remain unchanged.
      This MD&A contains forward-looking statements about our objectives, strategies, financial condition, results of operations, cash flows and businesses. These statements are “forward-looking” because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs.
      It is important to know that:

  forward-looking statements in this MD&A describe our expectations on November 2, 2004 our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.
  forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.
  we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     Risks that could cause our actual results to materially differ from our current expectations are discussed in this MD&A including, in particular, in Risks That Could Affect Our Business.

We define EBITDA as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.	NON-GAAP FINANCIAL MEASURES

EBITDA

The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
      We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other items because they are transitional in nature.
      EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet

2     2004 Quarterly Report     Bell Canada

other payment obligations, or as a common valuation measurement in the telecommunications industry.
EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income which is discussed in the Financial Results Analysis section of this MD&A. The table below is a reconciliation of EBITDA to operating income on a consolidated basis.

	Q3 2004	Q3 2003	YTD 2004	YTD 2003

EBITDA	1,856	1,817	5,432	5,270
Amortization expense	(734)	(758)	(2,199)	(2,228)
Net benefit plans cost	(55)	(46)	(173)	(135)
Restructuring and other items	(1,080)	(1)	(1,096)	(1)

Operating income (loss)	(13)	1,012	1,964	2,906

We define free cash flow as cash from operating activities after capital expenditures, total dividends, interest on equity-settled notes and other investing activities.	FREE CASH FLOW

The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
      We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.
      The most comparable Canadian GAAP financial measure is cash from operating activities. You will find a reconciliation of free cash flow to cash from operating activities on a consolidated basis in Financial and Capital Management.

Video services are television services provided to customers through our direct-to-home (DTH) satellites or by very high-speed digital subscriber line (VDSL) equipment.	About Our Business

Bell Canada is Canada’s largest communications company. Starting in the first quarter of 2004, we report our results of operations under four segments: Consumer, Business, Aliant and Other Bell Canada.
      Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. Therefore, in addition to discussing our consolidated operating results in this MD&A, we discuss the operating results of each of our segments. See Note 2 to the unaudited consolidated financial statements for information about our segments.
      The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
      The Business segment provides local telephone, long distance, wireless, data, including Internet access, and other services to Bell Canada’s small and medium-sized businesses (SMB) and large enterprise customers in Ontario and Québec, as well as business customers in Western Canada through Bell West Inc. (Bell West).
      The Aliant segment provides local telephone, long distance, wireless, data, including Internet access, and other services to residential and business customers in Atlantic Canada and represents the operations of our subsidiary, Aliant Inc. (Aliant).
      The Other Bell Canada segment includes Bell Canada’s wholesale business, and the financial results of Télébec Limited Partnership (Télébec), NorthernTel Limited Partnership (NorthernTel) and Northwestel Inc. (Northwestel). Our wholesale business provides local telephone, long distance, data and other services to competitors who resell these services. Télébec, NorthernTel and

3     2004 Quarterly Report     Bell Canada

Northwestel provide telecommunications services to less populated areas in Québec, Ontario and Canada’s northern territories.
    In classifying our operations for planning and measuring performance, all restructuring and other items at Bell Canada and its subsidiaries (excluding Aliant) are included in the Other Bell Canada segment and not allocated to the Consumer and Business segments.
      On August 3, 2004, we acquired full ownership of Bell West by completing the purchase of Manitoba Telecom Services Inc’s (MTS) 40% interest in Bell West.
      The products and services we provide and our objectives and strategy remain substantially unchanged from those described in the Bell Canada 2003 MD&A.

This section reviews the key measures we use to assess our performance and how our results in Q3 2004 compare to our results in Q3 2003.	The Quarter at a Glance

Overall, this quarter we continued to build momentum on our strategic initiatives and on growing our business profitably. We improved our revenue growth rate for the third consecutive quarter reaching 1.2%. At the same time we improved our operating income margin by 1.0 percentage points, excluding restructuring and other items. We achieved solid operating performance resulting in strong earnings contribution before restructuring and other items and substantial free cash flow. In addition, significant accomplishments in the quarter included Bell Canada’s negotiation of a new four-year labour agreement with its technicians represented by the Communications, Energy and Paperworker’s Union of Canada (CEP), the implementation of our employee departure program, where some five thousand employees will be leaving Bell Canada, and in September, Aliant Telecom Inc. negotiated a new collective agreement with its unionized employees, putting an end to a labour disruption that began in April. While these items help lay an important foundation for future success, the voluntary departure program and Aliant’s labour disruption had a significant negative impact on our earnings results this quarter, reflected through restructuring and other items and increased strike related costs.
      In our Consumer segment, we continued to execute on our strategy of winning the broadband home. We achieved another quarter of solid revenue growth driven by strong gains in wireless, high-speed Internet and video services. These gains were in part stimulated by our bundle strategy which reflected significantly improved gains compared to the previous quarter. Our focus on profitability translated into improved operating income, despite some additional acquisition costs incurred from the accelerated customer wins this quarter. Customer loyalty remained strong with year-over-year churn improvement across all our growth businesses.
      In our Business segment, we continued to grow our IP-based connectivity and Value-Added Solutions (VAS) within the SMB and Enterprise markets. These positive trends combined with a sharp focus on cost control led to strong operating income growth. Revenues remained flat this quarter reflecting the impact of our exit from the low margin cabling business and the completion of the Hydro-Québec outsourcing contract.
      In the Other Bell Canada segment, while the market remains challenging for our wholesale business, the trend of a slowing rate of decline continued in Q3. In fact revenues from our wholesale business were essentially flat compared to last year and, before restructuring and other items, operating income increased in the quarter, departing from the declines experienced in the previous quarters of this year.

CUSTOMER CONNECTIONS
  Wireless – We grew our wireless subscriber base by 109,000 net additions this quarter, a solid improvement from the 95,000 achieved in the second quarter of the year. Net additions were down from Q3 2003, largely as a result of less aggressive in-store promotional handset pricing

4     2004 Quarterly Report     Bell Canada

  offered during the third quarter compared to last year. With the introduction of our new wireless billing platform, our focus was to ensure the continuity of service levels and the orderly billing migration of our existing curstomer base rather than aggressively pursuing growth. In total, our subscriber base reached 4,708,000, an increase of 11.5% over last year. We achieved the lowest level of churn since the beginning of 1997 with blended churn of 1.2% and postpaid churn of 1.0%.
  High-Speed Internet – Our digital subscriber line (DSL) high-speed Internet business added 96,000 subscribers this quarter growing our subscriber base by 27.0% over Q3 2003 to 1,766,000. DSL net activations this quarter were down 8,000 compared to Q3 2003. This related to lower activations at Aliant impacted by the labour disruption, as well as the impact of the “double-cohort” reflecting the change in the Ontario education system whereby two graduating classes entered university in the same year causing a lift in net additions in Q3 2003 which did not recur this year.
          Subscriptions to Sympatico’s value-added services increased by 20,000 to reach a total of 453,000 at the end of the quarter more than double the subscriptions at the end of Q3 2003.
  Video – Customer gains of 33,000 in our video business were almost double the net activations achieved in Q3 last year and significantly outpaced the growth in the second quarter this year. Total subscribers at the end of the quarter reached 1,460,000, 8% higher compared to the same period, making Bell ExpressVu the nation’s third largest television service provider.
  Network Access Services (NAS) – Although our NAS in service increased 24,000 this quarter due to seasonal movement, NAS compared to Q3 2003 declined by 1%, a similar rate of decline as in previous quarters resulting mainly from losses to competition and substitution of wireline with wireless telephone service, as well as growth in Internet access subscribers which reduces the need for second telephone lines.

OPERATING REVENUES

Revenues reached $4,206 million for the third quarter of 2004 reflecting a year-over-year increase of 1.2% and a third consecutive quarter of improved rate of growth. This was primarily driven by higher Consumer revenues resulting from strong wireless, Internet access and video services, partly offset by estimated revenue declines impacted by the labour disruption at Aliant, which began in April this year and ended in September. Excluding the estimated $17 million revenue decline resulting from the Aliant labour disruption, revenues for the quarter increased 1.6% over last year.

OPERATING INCOME AND EBITDA

We realized operating income increases in the quarter of $17 million in our consumer segment and $52 million from our business segment. Total operating loss for the quarter was $13 million, compared to operating income of $1,012 million in the third quarter last year as a result of the recognition of restructuring and other items in the amount of $1,080 million in the quarter. The restructuring and other items mainly related to the employee departure program which was announced in June of this year encompassing a total of 5,052 employees who will be leaving Bell Canada. In addition, the labour disruption at Aliant had an estimated negative impact of approximately $34 million on operating income for the quarter. Excluding the impacts of the restructuring and other items and the Aliant labour disruption, operating income increased $88 million or 8.7% reflecting revenue growth, productivity gains and lower amortization expense which more than offset higher costs associated with volume increases and a higher net benefit plans cost over last year. Operating income margin improved 1.7 percentage points to 26.1% reflecting the benefit of our cost containment focus.
      Our EBITDA for the third quarter of 2004 grew to $1,856 million or 2.1% higher than Q3 2003 EBITDA of $1,817 million. This increase was mainly driven by higher EBITDA in the Consumer,

5     2004 Quarterly Report     Bell Canada

Business and Other Bell Canada segments partly offset by an EBITDA decline in the Aliant segment, reflecting the impact of its employee strike.
     Our EBITDA margin of 44.1% in the quarter was up 0.4 percentage points over Q3 2003 reflecting better management of acquisition costs per gross activation, particularly in the wireless business, as well as a greater emphasis on more profitable contracts within the enterprise and wholesale markets, partly offset by the estimated negative impact of $37 million of Aliant’s labour disruption. The negative impact of the Aliant strike on our EBITDA margin was 0.7 percentage points.

NET LOSS

Net loss applicable to common shares for Q3 2004 was $53 million compared to net earnings of $550 million, in the third quarter last year. Included in this quarter’s net loss were net losses of $616 million resulting from the after tax restructuring and other items of $724 million relating mainly to the employee departure program announced in June of this year, partly offset by the $108 million gain on the sale of our remaining 3.24% interest in YPG General Partner Inc. This compared to net gains on the sale of investments and restructuring and other items of $14 million in the third quarter of 2003.
      Excluding the impact of these items, net earnings of $563 million, were up $27 million representing an increase of 5.0% over last year primarily as a result of the improvement in EBITDA, lower amortization expense and lower interest expense driven by lower average debt levels in Q3 2004, which were partly offset by the higher net benefit plans cost.

CAPITAL EXPENDITURES

Capital expenditures for the third quarter totalled $736 million or 17.5% of revenues slightly up from the same period last year. The increase of $28 million in capital expenditures reflected a mix of higher spending towards growth areas of the business and reduced spending in the legacy areas. Approximately 40% of the year-to-date capital spending represented investments on our strategic initiatives such as the migration to one national IP-Multi-Protocol Label System (MPLS) network, our VDSL strategy, our DSL footprint expansion facilitated through the rollout of fibre-to-the-node and productivity initiatives.
      Capital expenditures for the Consumer segment increased over Q3 2003 to focus on growth projects such as the continued expansion of our DSL footprint, billing modernization and productivity initiatives, including additional contact centre tools aimed at improving customer service and reducing call times. Business segment capital expenditures decreased over Q3 2003 reflecting better contract management, while SMB capital spending increased due to higher investments in productivity initiatives and product development.

CASH FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash from operating activities for Q3 2004 totalled $1,756 million, up $28 million compared to the same period last year. The increase in cash from operating activities resulted from higher cash earnings and the receipt of $75 million in the quarter resulting from the settlement of lawsuits against MTS and Allstream Inc. at the end of Q2 2004 which more than offset increased working capital requirements associated with the introduction of the new billing platform for our wireless customers in May of this year. As anticipated, a higher level of accounts receivable resulted from planned billing delays which arose during the billing migration process and continued throughout the third quarter. By mid October invoicing delays associated with the new billing platform were resolved and accounts receivable balances are expected to return to more normal levels by year-end.
       Free cash flow of $576 million this quarter brought our year-to-date free cash flow to $607 million. Our net debt to capitalization ratio declined to 50.3% at the end of the quarter from 49.2% at December 31, 2003. This reflected a reduction in non-controlling interest and total

6     2004 Quarterly Report     Bell Canada

shareholders’ equity partly offset by an improvement in net debt. Non-controlling interest declined by $397 million driven primarily by our purchase of MTS’s 40% interest in Bell West. Total shareholders’ equity decreased $370 million to $9,150 million in the first nine months of 2004 as a result of the transfer of our investment in MTS to BCE. The net debt improvement resulted primarily from year-to-date positive free cash flow of $607 million, a decrease of $450 million in short-term advances made to Bell Globemedia and net cash proceeds of $123 million from the sale of our remaining 3.24% interest in the YPG General Partner Inc. This was partly offset by business acquisitions totalling $804 million relating to the purchase of MTS’s 40% interest in Bell West and acquisitions at Bell Canada.

EXECUTING ON OUR PRIORITIES

Setting the Standard in Internet Protocol (IP)
 At the end of September 2004, 60% of the traffic on our core network was IP-based, already meeting our 2004 year-end target and on track for our objective of having 100% of our core traffic moving on a pervasive national IP-MPLS network by the end of 2006. During the quarter, we expanded the list of legacy services that we have stopped selling to new customers to include Bell Electronic Business Network (BEBN), some business long distance services from the VNet portfolio and packet services from the Datapac portfolio services. New customers are now directed only to new IP-based solutions.
      We also made progress on our objective of having 90% of customers able to access a full suite of IP services by the end of 2006.

  Our DSL footprint in Ontario and Québec reached 81% of homes and business lines passed by the end of the quarter compared to 79% at the end of the third quarter of 2003. This increase was in part due to the deployment of new high-density DSL remotes which began in April 2004. By the end of the quarter, we had deployed 139 of these new remotes, on track to meet our target of deploying 400 by the end of the year.
  Bell Canada now has 100,000 IP enabled lines running off customer premise equipment (CPE).
  On July 30, 2004, the Canadian Radio-television and Telecommunications Commission (CRTC) approved the tariff for Bell Canada’s Managed IP Telephony (MIPT) service for Enterprise business customers. This service offers innovative features, including access to a wide variety of applications such as point-to-point video, integration with e-mail, click-to-call, find-me-follow-me, instant messaging and the ability to use multi-media functions across the enterprise. Several customers in the finance and government sectors are trialing this new service and 2,600 of our own employees were using the service by the end of the quarter.
  On August 3, 2004, Bell Canada launched ProConnect, a fully managed service which enables small and medium businesses (SMBs) to share information easily, securely and affordably across the most extensive private IP-based network in Canada.

Simplicity and Service
 During the quarter we made advancements towards our overall objective of delivering simple and innovative integrated communication services to our customers.
      In our Consumer segment, the number of customers subscribing to The Bell Bundle (a combination of wireless, Internet and video services in one simple offer for customers taking Bell Canada’s long distance services) increased significantly this quarter by over 114,000 almost 70% higher than the level of recent quarterly additions. Since the launch of The Bell Bundle last September, over 313,000 customers have subscribed. During the quarter, 43% of new Bundle activations included the sale of at least one new service. In addition, by the end of the quarter, approximately 115,000 customers had taken advantage of our $5 Long Distance bundle introduced on June 22, 2004.

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     On September 30, 2004, Bell ExpressVu announced a major overhaul of its service to stimulate growth and reinvigorate the business. Elements of this included new programming repackaging and All-in-One pricing principles that include system access fees and multiple receiver fees previously charged separately. In addition, the channel line-up was simplified by grouping channels by categories (sports, movies, etc) allowing customers to better navigate through Bell ExpressVu’s 400+ channel line-up.
      Earlier in the quarter, Bell ExpressVu also initiated service on Nimiq 3, a high-powered direct broadcast satellite leased from DirecTV and operated by Telesat Canada, to boost capacity, further enhance signal quality solving the majority of rain fade issues, and to add more unique interactive television (iTV) services.
      Solid progress was made this quarter in Bell ExpressVu’s deployment of very high-speed DSL (VDSL) to multiple dwelling units (MDUs). By the end of the quarter, we had signed building access agreements with 220 buildings, on track to achieve our year-end goal of 300 buildings.
      On October 14, 2004, Bell Mobility Inc. (Bell Mobility) became the first Canadian wireless carrier to launch a phone-to-phone video messaging service available on the new Samsung SPH-a680 phone. This service enables customers to send up to 15 seconds of full motion video and sound to other Bell wireless customers with a video messaging phone or any e-mail address.

Olympic Partnership
 On October 18, 2004, the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games (VANOC) selected Bell Canada as its Premier National Partner for the 2010 Games renewing Bell Canada’s longstanding relationship with Canada’s Olympic Teams. The partnership secures for Bell Canada the Canadian Olympic Team sponsoring rights to Torino 2006, Beijing 2008, Vancouver 2010 and the 2012 Games, as well as the Pan American Games in 2007 and 2011. It provides us the opportunity to build our brand by associating with one of the world’s strongest and most recognized brands.

Labour Agreements
 On August 16, 2004, Bell Canada reached a new four-year agreement with approximately 7,100 technicians represented by the CEP. This agreement will expire in November 2007.
      On September 16, 2004, Aliant Telecom’s approximate 4,300 unionized employees, represented by the Council of Atlantic Telecommunication Workers (CATU), voted to accept a new collective agreement, ending a labour disruption that began in April. This agreement will expire in December 2007.

Employee departure program
 In June 2004, Bell Canada announced a two-phase employee departure program. The first phase was an early retirement (ER) plan and the second phase was a departure plan (DP). Under the ER, eligible employees could receive a package that includes a cash severance, immediate pension, career transition services and post-retirement benefits. Under the DP, employees could elect to receive a cash severance. 3,965 employees of the 7,000 eligible have decided to take advantage of the ER and another 1,087 employees will be taking advantage of the DP. This brings the total of employees who will be leaving the company to 5,052, which represents approximately 11% of Bell Canada’s total employee base (excluding Aliant). Departures will take place beginning this fall. While the majority of employees will have departed by December 31, 2004, some employees will remain for a portion of 2005 in selected areas of our business to ensure an orderly transition. In addition, Bell Canada has put in place the necessary plans by business unit that will allow the transition to a new mode of operations in line with our IP migration initiative.

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Bell Canada has taken a restructuring charge of approximately $985 million this quarter ($647 million after taxes) relating to the departure program consisting of a cash component of $314 million and $671 million representing the enhanced pension and other post-employment benefits offered in the packages. An additional charge of approximately $75 million relating to the relocation of employees and closure of excess real estate facilities is expected to be recorded in future periods as incurred. Going forward, we expect annual savings of approximately $390 million from these employee reductions, reflecting an estimated cash pay back period of less than one year. These cost savings are a key part of our plan to maintain our leadership in an increasingly competitive industry.

This section provides detailed information and analysis about our performance in Q3 and YTD 2004 compared to Q3 and YTD 2003. It focuses on our consolidated operating results and provides financial information for each of our reportable operating segments.

Financial Results Analysis OPERATING REVENUES

	Q3 2004	Q3 2003	% change	YTD 2004	YTD 2003	% change

Consumer	1,908	1,838	3.8%	5,591	5,335	4.8%
Business	1,440	1,440	–%	4,316	4,311	0.1%
Aliant	497	514	(3.3%)	1,527	1,532	(0.3%)
Other Bell Canada	486	478	1.7%	1,428	1,547	(7.7%)
Inter-segment eliminations	(125)	(115)	(8.7%)	(378)	(357)	(5.9%)

Total operating revenues	4,206	4,155	1.2%	12,484	12,368	0.9%

BY SEGMENT

Consumer
 Consumer revenues in the third quarter grew by 3.8% to $1,908 million and 4.8% to $5,591 million on a year-to-date basis reflecting the continued strength in our growth services, such as wireless, Internet access and video driven by solid gains in the respective subscriber bases of these services. Increases in these revenue streams more than offset steady rates of decline in long distance and local and access revenues. Although overall consumer revenue growth slowed somewhat from previous quarters, this was largely anticipated having fully benefited from the positive effect of a series of pricing initiatives, such as the Bell ExpressVu system access fee and the change in the First Rate My Province plan put in place a year ago. In addition, this quarter we did not see the benefit of the August 2003 power outage in Ontario which contributed to increased long distance minute usage and wireless usage in the third quarter last year.

Wireless
 Consumer wireless revenues of $389 million this quarter and $1,104 million on a year-to-date basis increased 11.8% and 15.0%, respectively, compared to the same periods last year. This increase was achieved primarily from year-over-year growth in our subscriber base, including the strong sales programs initiated during the first quarter.
      To further strengthen our data services line-up, we recently launched phone video messaging, the first of its kind in Canada. This new service takes mobile communications to the next level and gives Canadians the power to capture and send digital video using Bell Mobility’s 1X digital network. Additional product innovations this quarter that further customize the mobile experience include enhancements to ringtone services, such as Make Your Own Tone and Caller Ring Tune services.

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Video
 Video service revenues for the third quarter of 2004 grew to $213 million and to $631 million on a year-to-date basis reflecting year over year increases of 10.9% and 12.9%, respectively, compared to the same periods last year driven by year over year growth in our subscriber base and average revenue per unit (ARPU). Our total video customer base reached 1,460,000, up 8.0% compared to 1,352,000 customers at the end of Q3 2003.
      Growth in video strengthened with net activations of 33,000 in the third quarter and 73,000 on a year-to-date basis, once again reflecting accelerated growth since the previous quarter and significantly higher than the 17,000 and 48,000 achieved for the respective periods in 2003. The growth in net additions was stimulated by the continued success of the two TV bundle and the positive response to the Bell Bundle, as well as initiatives focussed on churn containment which translated into improved churn for the quarter and on a year-to-date basis compared to the same periods last year. As of August 1, 2004, Bell ExpressVu moved to providing services to new customers strictly on a contract basis; all new video customers must opt for a one or two-year contract.
      ARPU per month for video services increased by $1 for the quarter and by $2 on a year-to-date basis to $48 for each respective period compared to the same periods last year. The higher ARPU for the quarter was mainly driven by lower programming discounts since the elimination of this promotional feature with the launch of term contracts in Q4 of 2003, as well as a higher number of customers paying the additional receiver charge fee for having more than one receiver. In addition, the increase in ARPU on a year-to-date basis was impacted by the $2 to $3 rate increase on specific programming packages introduced on February 1, 2003 and the introduction of the $2.99 system access charge for all customers effective April 28, 2003.
      We continued to see good churn improvement from our customer retention efforts both for the quarter and on a year-to-date basis compared to the same periods last year. While churn for the quarter was slightly up from the previous quarter, reflective of the seasonality impact of the July Québec move, churn of 1.1% in the third quarter showed a marked improvement compared to 1.4% in Q3 2003. On a year-to-date basis churn of 1.0% reflected a 0.2 percentage point improvement over the same period last year.

Data
 Consumer data revenue growth of approximately 20% for both this quarter and on a year-to-date basis was driven by an approximate 26% increase in our High-Speed Internet customer base.
      Consumer DSL net additions this quarter were lower than Q3 2003 due to the impact of the ‘‘double-cohort’’ reflecting the change in the Ontario education system whereby two graduating classes entered university in the same year causing a lift in net additions in Q3 2003 which did not recur this year. Bell Sympatico value-added services such as MSN Premium, Desktop Anti-Virus and Desktop Firewall added 20,000 subscriptions this quarter and 166,000 for the first nine months of 2004, for a total count of 453,000 as at September 30, 2004 more than double the end of period subscriptions of last year. Since August, Sympatico customers can receive free Parental control services to make the Internet safer for kids. Bell Sympatico VAS net additions reflected the reduction of paid parental control which was more than offset by the increase in the MSN Premium Service.

Wireline
 Local and access revenues declined slightly for the quarter and on a year-to-date basis compared to the same periods last year mainly due to lower revenues from network access services and lower SmartTouch features revenues, partly offset by higher revenues from wireline insurance and maintenance plans. The NAS decline reflected the impacts of competition and continued substitution of

10    2004 Quarterly Report     Bell Canada

wireline with wireless telephone service, as well as growth in high-speed Internet access subscribers which reduces the need for second telephone lines. The SmartTouch revenue decline was largely due to the lower in service NAS.
    Long distance revenues in Q3 2004 and year-to-date were down compared to the same periods in 2003 primarily as a result of volume declines in domestic, overseas and US minutes reflecting competition from non-traditional long distance providers, as well as pricing pressures in domestic long distance rates partially offset by strong sales of pre-paid cards. Third quarter 2004 volumes and revenues also decreased relative to Q3 2003 as the benefit from the increase in usage from the August 2003 power outage in Ontario was absent this quarter.
      Overall, the average revenue per minute (ARPM) diminished slightly in Q3 2004 but remained relatively stable on a year-to-date basis compared to the same periods last year.

Business
 Business segment revenues were $1,440 million this quarter and $4,316 year-to-date, flat compared to the same periods in 2003. In each case, increases in wireless revenues and terminal sales and other revenues were offset by declines in long distance, data and local and access revenues.

Enterprise
 Revenues from enterprise customers decreased this quarter as declines in local and access, long distance, data, and terminal sales and other revenues more than offset increases in wireless revenues. On a year-to-date basis, revenues declined as local and access, long distance and data revenue declines more than offset increases in wireless and terminal sales and other revenues. The data revenue decline in the quarter and on a year-to-date basis reflected the completion of the Hydro-Québec outsourcing contract and expected decreases from our exit from the low-margin cabling business.
      Despite the overall decline in data revenue from enterprise customers, our IP-based connectivity and VAS revenues continue to grow significantly. IP-based connectivity services grew by 35% this quarter. By the end of the quarter, almost two-thirds of our very large enterprise customers utilised some element of our VAS portfolio.
      Bell Canada recently signed a significant three-year service contract with Ontario-based Hydro One Networks Inc. Under the contract, Bell Canada will provide maintenance and management service for the electric utility’s telephone systems, data internetworking equipment and cabling infrastructure via a new Bell product, Enterprise Workflow Management. Hydro One Networks is our first customer adopting this product, which will allow Bell Canada customers a simpler and more efficient management of their complex network assets.
      There were also two important contract wins with the Government of Québec. The first involves the renewal of a contract for the integration and operation of the province’s digital land records and registry documents platform and is worth $25 million over two years. In this contract, Bell’s role has grown from being just the connectivity provider to now including the systems integration and network management functions. Our work on this project earned us the first prize in the Government On-line category at the 2004 Awards of Excellence of the Québec Public Administration Institute. The second contract, worth $2.5 million, is for the implementation of an electronic authentication security system and reinforces Bell Canada’s position as a leading provider of VAS.

SMB
 Revenues from SMB customers increased this quarter and year-to-date as increases in data, wireless and terminal sales and other revenues more than offset revenue declines in long distance and slightly negative growth in local and access revenues. Recent business acquisitions, such as Accutel Conferencing Systems Inc. and Charon Systems Inc., led mainly to growth in terminal sales and other revenue but also led to growth in data revenues. Continued growth primarily in DSL high-speed

11    2004 Quarterly Report     Bell Canada

Internet access services and value-added services (VAS) sales also contributed to data revenue growth. Subscriptions to VAS increased by 23,000 in Q3, close to double the level acheved in all of 2003. Long distance revenues declined due to competitive pricing pressures and declines in our payphone business resulting from wireless and Internet substitution.

Bell West
 Bell West continued to grow its customer base leading to increases in local and access and long distance revenues both this quarter and on a year-to-date basis. Data revenues increased this quarter reflecting its growing customer base compared to Q3 of 2003. Data revenues declined on a year-to-date basis as a result of lower GOA revenue in the amount of approximately $48 million as this contract nears completion.

Aliant
 Aliant segment revenues of $497 million for the quarter and $1,527 million year-to-date, declined 3.3% and 0.3%, respectively, compared to the same periods last year. In addition, the labour disruption that commenced on April 23, 2004 and concluded on September 20, 2004, negatively impacted the quarter and year-to-date revenues by an estimated $17 million and $26 million, respectively. This represents estimated fewer new installations, fewer wireless and Internet activations, slower product sales, less data growth and promotional long distance rates. Strong wireless and Internet services growth for the quarter and on a year-to-date basis were more than offset by declines in other areas due to the on-going impact of regulatory restriction, competition and technological substitution.
      Strong wireless revenue growth of 14.6% in the quarter and 16.1% on a year-to-date basis over the same periods last year was driven by a 9% increase in Aliant’s wireless customer base, including a 30% increase in digital customers, reflecting the positive response to the extensive dealer supported network, pricing offers and the expansion of digital cellular service into new areas. In addition, ARPU was up $3 for both the quarter and on a year-to-date basis compared to the same periods last year, reflecting the impacts of a higher percentage of customers subscribing to digital service, higher usage and increased customer adoption of features.
      Intense long distance competition, Aliant’s inability to maintain win-back efforts during the labour disruption and substitution of long distance calling with Internet and wireless options by customers resulted in long distance revenue declines for the quarter and on a year-to-date basis. Consumer minute volumes were down due to customer losses to competition and the capping of minutes on certain long-distance plans in late 2003. Business long distance pricing declines continued to reflect the impact of competitive pressures, as did long distance volume declines, in addition to a reduction of contact centre activity.
      Data revenues for the quarter and on a year-to-date basis declined slightly as higher Internet revenues were more than offset by other data revenue declines which were impacted by the scaleback of marketing and sales efforts during the labour disruption, as well as the continued rationalization of circuit networks by customers. The continued increase in Internet revenues stemmed from increased popularity of enhanced services and subscriber growth of 6%, reflecting 23% growth in Aliant’s high-speed Internet customer base. The higher subscriber base reflected the expansion of high-speed Internet service into new areas, attractive introductory offers, an emphasis on bundling with other products and services and a focus on dealer and on-line sales channels.
      Terminal sales and other revenues for the quarter and on a year-to-date basis declined as a result of slower product sales during the labour disruption and the divestiture of non-core assets in the second and third quarters, which resulted in a reduction in IT service revenue.

12     2004 Quarterly Report     Bell Canada

Other Bell Canada
 The Other Bell Canada segment revenues of $486 million in the quarter were essentially flat compared to the same period last year driven primarily by the improvement in our wholesale business which achieved flat revenue growth in the quarter in contrast to the declines experienced in previous quarters this year.
      On a year-to-date basis, revenues were $1,428 million, down $119 million or 7.7% over the same period last year reflecting similar trends of slowing rates of decline in the wholesale business, as seen in the first half of the year. The wholesale revenue decline resulted mainly from lower long distance and data revenues reflecting the impacts of competitive pricing pressures, as well as customers migrating services to their own network facilities. Wholesale long distance revenues were also impacted by our decision last year to exit certain contracts and promotional offers for international switched minutes that had minimal margins.

BY BELL CANADA CONSOLIDATED PRODUCT LINES

	Q3 2004	Q3 2003	% change	YTD 2004	YTD 2003	% change

Local and access	1,395	1,410	(1.1%)	4,175	4,200	(0.6%)
Long distance	589	641	(8.1%)	1,767	1,942	(9.0%)
Wireless	727	645	12.7%	2,076	1,803	15.1%
Data	915	906	1.0%	2,677	2,762	(3.1%)
Video	213	192	10.9%	631	559	12.9%
Terminal sales and other	367	361	1.7%	1,158	1,102	5.1%

Total Bell Canada Consolidated	4,206	4,155	1.2%	12,484	12,368	0.9%

Local and Access
 Local and access revenues of $1,395 million for the quarter and $4,175 year-to-date, declined slightly by 1.1% and 0.6% compared to the respective periods last year mainly as a result of lower network access services (NAS), lower SmartTouch feature revenues, and the impact of the Aliant labour disruption partly offset by gains from wireline insurance and maintenance plans and higher interconnection volumes.
      NAS in service declined by 126,000 or 1.0% over the third quarter of 2003 as a result of continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines, losses resulting from competition and business downsizings, and customers substituting wireline with wireless telephone service.

Long Distance
 Long distance revenues were $589 million for the quarter and $1,767 million year-to-date, reflecting year-over-year decreases of 8.1% and 9.0%, respectively, compared to the same periods in 2003. These declines stemmed from lower long distance revenues in our consumer and business markets. The consumer segment reflected lower minute volumes and lower domestic rates.The business segment was impacted by volume and pricing declines resulting from competitive pressures. In addition, third quarter 2004 volume and revenue declines also reflected the absence of the increased level of minute usage experienced in Q3 2003 as a result of the August 2003 power outage in Ontario. Overall, conversation minutes this quarter declined 4.9% to 4,435 million, and 6.5% to 13,511 million on a year-to-date basis compared to the same periods last year. The decline in conversation minutes this quarter was accompanied by a 6.3% lower ARPM to $0.12 compared to the third quarter 2003.
      Year-to-date in 2004, ARPM declined slightly by $0.005 compared to the same period last year.

Wireless
 Wireless service revenues for the quarter were $727 million, up 12.7% from Q3 2003. On a year-to-date basis, revenues increased 15.1% to $2,076 million over the same period last year. In each case, the increase was driven by a rise in the subscriber base and higher average revenue per unit.

13     2004 Quarterly Report     Bell Canada

     Our total cellular and PCS subscriber base reached 4,708,000 at the end of this quarter, an increase of 11.5% over last year, reflecting solid quarterly gains in subscribers and our success in managing very low levels of churn. In fact, this quarter we achieved the lowest level of churn since the beginning of 1997 with blended churn of 1.2% and postpaid churn of 1.0%. On a year-to-date basis, blended churn of 1.3% and postpaid churn of 1.1% reflected improvements of 0.1 and 0.2 percentage points compared to the same period last year. This churn improvement was achieved while completing the migration of our wireless customers onto our new billing platform this May. Since the migration and throughout the quarter, significant efforts were made to handle increased call volumes and handling time related to customer growth and increased billing inquiries, including the hiring of some 600 additional customer service agents. Including paging subscribers, our total wireless customer base totalled 5,157,000.
      We gained 109,000 new customers for the quarter compared to net additions of 124,000 in Q3 2003. Net additions were down from Q3 2003, largely as a result of less aggressive in-store promotional handset pricing offered during the third quarter compared to last year. Net additions of 296,000 on a year-to-date basis were also lower than the 325,000 for the same period last year mainly due to our conscious decision to focus on ensuring service levels and the orderly billing migration of existing customers onto our new billing platform implemented this May rather than aggressively pursuing growth.
      With 87% of net activations for the quarter, and 82% on a year-to-date basis, coming from post-paid rate plans, we ended the quarter with 76% of our total cellular and PCS customer base consisting of post-paid subscribers.
      Blended ARPU of $50 for the quarter was stable compared to Q3 2004 as a $1 decline in prepaid ARPU offset a $1 increase in postpaid ARPU of $63. On a year-to-date basis blended ARPU of $49 was up from $47 compared to the same period last year driven by a $2 increase in postpaid ARPU. The increases in postpaid ARPU for each respective period stemmed from higher usage, increased revenues from data services stimulated by new services, including the 2004 Olympics and the launch of location-based services, higher value-added services and long distance revenues.

Data
 Data revenue increased by 1.0% this quarter to $915 million but decreased by 3.1%, to $2,677 million, year-to-date. For the quarter, growth in high-speed Internet services, revenues related to acquisitions such as Infostream and revenues from the GOA contract more than offset declines from the completion of the Hydro-Québec outsourcing contract and our exit from the low margin cabling business starting in the fourth quarter of last year. Although legacy data services continue to decline, this was offset by growth in IP-based services. On a year-to-date basis, growth in high-speed Internet services and revenues related to acquisitions were more than offset by lower construction revenues related to the GOA contract, declines resulting from competitive pricing and volume pressures including wholesale customers migrating their traffic onto their own networks, the completion of the Hydro-Québec outsourcing contract and our exit from the low margin cabling business.
      The number of high-speed Internet subscribers increased by 96,000 this quarter and 284,000 on a year-to-date basis, for a total subscriber count of 1,766,000. Third quarter additions were slightly lower than the 104,000 achieved in Q3 2003, largely a result of the impact caused by the labour disruption at Aliant and the impact of the ‘‘double-cohort’’ reflecting the change in the Ontario education system whereby two graduating classes entered university in the same year causing a lift in net additions in Q3 2003 which did not recur this year. On a year-to-date basis, net additions amounted to 284,000, slightly up from the 281,000 achieved for the same period last year. Total dial-up customers amounted to 775,000 at the end of Q3 2004 compared to 892,000 at the end of Q3 2003.

14     2004 Quarterly Report     Bell Canada

Video
See discussion under Consumer Segment

Terminal Sales and Other
 Terminal sales and other revenues were $367 million this quarter or 1.7% higher than Q3 2003, and $1,158 million year-to-date or 5.1% higher than the same period last year. These increases reflected higher consumer equipment sale revenues (wireless handsets, satellite dishes and receivers), partly offset by slower product sales at Aliant as a result of the labour disruption and the divestiture of non-core assets in the second and third quarters which resulted in a reduction in Aliant’s IT service revenue.

OPERATING INCOME

	Q3 2004	Q3 2003	% change	YTD 2004	YTD 2003	% change

Consumer	569	552	3.1%	1,655	1,548	6.9%
Business	245	193	26.9%	713	582	22.5%
Aliant	71	104	(31.7%)	245	307	(20.2%)
Other Bell Canada	(898)	163	n.m.	(649)	469	n.m.

Total operating income (loss)	(13)	1,012	n.m.	1,964	2,906	(32.4%)

n.m.: not meaningful
CONSOLIDATED OPERATING INCOME

Despite Consumer operating income increases in the quarter of $17 million and $107 million on a year-to-date basis and Business operating income increases of $52 million in the quarter and $131million on a year-to-date basis, our total operating loss of $13 million for the third quarter and operating income of $1,964 million on a year-to-date basis reflected declines of $1,025 million and $942 million, respectively, compared to the same periods last year. These decreases resulted mainly from the recognition of restructuring charges of $985 million related to our employee departure program and other charges of $95 million consisting primarily of closure costs for excess facilities, various asset write-downs and other provisions.
      Excluding the impact of the restructuring and other items operating income was up $54 million for the quarter and $153 million on a year-to-date basis compared to the same periods last year reflecting higher revenue growth and lower amortization expense, partly offset by higher operating expenses and a higher net benefits plans cost. Higher operating expenses were driven by higher costs of acquisition related to subscriber increases in our growth services, the negative impact from Aliant’s labour disruption which represented $20 million in the third quarter and $32 million on a year-to-date basis, as well as higher contact centre agent costs to support customer service levels and increased call handling time associated with the success of the Bell Bundle and the launch of the new billing platform for our wireless customers driving higher than usual call volumes, particularly in the third quarter. These increases were partly offset by lower settlement expenses resulting from lower overseas and domestic rates and volumes.
      Excluding the negative impact of the Aliant strike and the voluntary departure program restructuring and other items, operating income margin for the quarter and on a year-to-date basis increased by 1.7 and 1.4 percentage points respectively, to 26.1% and 24.9% respectively.
      Wireless cost of acquisition (COA) of $381 per gross activation, improved by $44 over Q3 2003 and reflected the lowest COA per gross activation since 2001, driven primarily from improved handset pricing and more cost effective marketing initiatives. On a year-to-date basis, COA of $415 per gross activation improved slightly as competitive pressure on handset pricing over the first half of the year was more than offset by more cost effective marketing initiatives.

15     2004 Quarterly Report     Bell Canada

     The COA for video services increased year over year by $41 to $548 per gross activation for the quarter and by $74 to $586 per gross activation on a year-to-date basis, reflecting higher hardware and marketing costs, partly offset by the purchasing power of a stronger Canadian dollar and lower distribution costs. Hardware costs increased as more customers purchased second receivers, driven by the success of our 2TV bundle, while higher marketing costs reflected the free installation promotion for contract term offers. These costs were somewhat offset by lower distribution costs that have resulted since the transfer of all distribution to Bell Canada’s Bell Distribution Inc. in the early part of the year.
      Amortization expense of $734 million for the quarter and $2,199 million on a year-to-date basis was down $24 million and $29 million, respectively, compared to the same periods last year. The year-over-year improvement reflected the impact of an increase in the useful life of Bell Canada’s internal use software from 3 to 4 years, effective October 1, 2003. These impacts more than offset the increase in our capital asset base driven by prior year capital expenditures.
     Net benefit plans cost totalled $55 million for the quarter and $173 million year-to-date, reflecting year over year increases of $9 million and $38 million compared to the same periods last year. These increases resulted primarily from a higher accrued benefit obligation based on our most recent actuarial valuation as at December 31, 2003.

OPERATING INCOME BY SEGMENT

Consumer
 The Consumer segment achieved operating income of $569 million in the quarter, or 3.1% higher and $1,655 million or 6.9% year-to-date higher compared to the same periods in 2003. This growth reflected the increase in revenues which was somewhat offset by increased operating expenses related to salaries, costs of goods sold and a higher net benefit plans cost compared to the same periods last year.
     Higher costs resulted from higher COA for growth services driven by higher sales, particularly in our video business and an increase in the number of contact centre agents engaged to support customer service levels in our growth businesses. This increase reflected the need to support increased customer handling time associated with the Bell Bundle sales efforts and increased call volumes associated with customer billing inquiries impacted by the implementation of the new billing platform for our wireless customers introduced in May of this year.
     These increases, however, were somewhat offset by lower settlement expenses resulting from lower overseas and domestic rates and lower billing rates.
     Operating income margin of 29.8% for the quarter was essentially flat compared to Q3 03 and on a year-to-date basis consumer operating income margin improved by 0.6 percentage points. This reflected the benefit from our focussed efforts in cost containment, particularly in the quarter where significantly higher growth in video was achieved and wireless COA per gross activation was reduced.

16     2004 Quarterly Report     Bell Canada

Business
 The Business segment achieved operating income of $245 million this quarter and $713 million year-to-date, reflecting increases of 26.9% and 22.5%, respectively, compared to the same periods last year despite essentially flat revenue growth. Our focus on improving profitability in this segment and lower amortization expense more than offset an increase in net benefit plans cost and led to the increase in operating income. Once again our success in pursuing productivity efficiencies within this business resulted in an increase of 3.6 percentage points to 17.0% operating income margin and a 3.0 percentage point improvement to 16.5% on a year-to-date basis.
      In the enterprise unit, our focus on more profitable contracts, as well as overall productivity, led to reductions in cost of goods sold and more than offset salary expense increases related to business acquisitions (Infostream and Elix).
      Our SMB unit incurred higher salary expenses and cost of goods sold related to its business acquisitions (Accutel and Charon).
      Bell West incurred higher cost of goods sold related to the GOA contract this quarter but lower levels on a year-to-date basis.

Aliant
 Aliant’s operating income for the third quarter was $71 million and $245 million on a year-to-date basis, reflecting year-over-year declines of $33 million or 31.7% and $62 million or 20.2%, respectively, compared to the same periods last year.
      The estimated impact of the labour disruption on operating income during the third quarter and on a year-to-date basis was approximately $34 million and $55 million, respectively. This reflected an estimated negative impact on revenue for the third quarter of $17 million and $26 million on a year-to-date basis. As well, operating expenses were negatively impacted by an estimated $20 million in the quarter and $32 million year-to-date. Costs incurred in the second quarter of 2004 consisted primarily of security requirements and property repairs to enable operations to continue with relatively few interruptions and to ensure the safety of employees, as well as up-front costs to train and equip employees for their new roles. In the second quarter there was a minimal impact on salaries and benefits as overtime costs incurred were offset by unionized employee salary savings. However, in the third quarter of 2004, overtime wages exceeded unionized salary savings as Aliant stepped up to the challenge of increased customer demand during a traditionally busy period. The magnitude of security costs in the third quarter was similar to those incurred in the second quarter, although costs per day decreased as there were a larger number of days impacted by the labour disruption in the third quarter. Generally, costs were higher than anticipated in the third quarter as the labour disruption lasted over a longer period and continued over the back-to-school period.
      In addition, the year-over-year operating income declines reflected higher operating expenses from growth in wireless and Internet services relating to commissions, subsidies, cellular phone and accessories and to actions in support of increased customer service levels, an increase in net benefit plans cost, normal wage and annual salary adjustments and a higher amortization expense resulting from a higher proportion of capital spending in broadband and wireless assets in recent years with overall shorter depreciable lives. These increases were partly offset by lower operating costs stemming from the Xwave restructuring in 2003.

17     2004 Quarterly Report     Bell Canada

Other Bell Canada
 The Bell Canada segment incurred operating losses of $898 million for the quarter and $649 million on a year-to-date basis due to the $1,079 million of restructuring and other items recorded in the quarter relating to the departure program. Accordingly, results were significantly down from operating income of $163 million and $469 million, respectively, compared to the same periods last year.
     The underlying operating performance, prior to the restructuring charge, reflected an operating income increase of 22.3% in the quarter and a decline of 2.4% on a year-to-date basis over the same periods last year. This improvement stemmed from a slowdown in the revenue rate of decline in our wholesale business and from lower operating expenses as a result of the exiting of non-profitable contracts within the wholesale market and our continued focus on productivity. As expected, prior to the restructuring and other items, operating income in the quarter and on a year-to-date basis reflected a marked improvement compared to the 4.2% decrease experienced in the second quarter and the 31.5% decrease in the first quarter of this year, as the impact of the exiting of these non-profitable contracts lessens during the year.

OTHER ITEMS

Q3 2004		Q3 2003	% change	YTD 2004	YTD 2003	% change

Operating income (loss)	(13)	1,012	(101.3%)	1,964	2,906	(32.4%)
Other income	114	3	n.m.	163	82	98.8%
Interest expense	(215)	(239)	10.0%	(651)	(714)	8.8%

Pre-tax earnings (loss) from continuing operations	(114)	776	(114.7%)	1,476	2,274	(35.1%)
Income taxes	75	(196)	138.3%	(366)	(578)	36.7%
Non-controlling interest	2	(13)	115.4%	1	(54)	101.9%

Earnings (loss) from continuing operations	(37)	567	(106.5%)	1,111	1,642	(32.3%)
Discontinued operations	–	–	–	–	6	(100.0%)

Net earnings (loss)	(37)	567	(106.5%)	1,111	1,648	(32.6%)
Dividends on preferred shares	(16)	(17)	5.9%	(49)	(49)	–
Interest on equity-settled notes	–	–	–	–	(25)	100.0%

Net earnings (loss) applicable to common shares	(53)	550	(109.6%)	1,062	1,574	(32.5%)

n.m.: not meaningful

Net earnings decreased by $603 million to a net loss of $53 million in Q3 2004, which reflects the restructuring and other items and the impact of the decrease in the principal amounts outstanding under the tax loss consolidation savings strategy (see Note 9 to the Consolidated Financial Statements for more details), partly offset by improvements in EBITDA, net gains on investments and a decline in interest expense.
      On a year-to-date basis, net earnings decreased by $512 million to $1,062 million over the same period last year, which reflects the restructuring and other items and the impact of the decrease in the principal amounts outstanding under the tax loss consolidation savings strategy, partly offset by improvements in EBITDA, net gains on investments and a decline in interest expense.

OTHER INCOME

Other income of $114 million in Q3 2004 and $163 million on a year-to-date basis in 2004 represent significant increases of $111 million and $81 million, respectively, compared to the same periods last year. In Q3 2004, we recognized a gain of $108 million from the sale of Bell Canada’s remaining 3.24% interest in YPG General Partner Inc. for net cash proceeds of $123 million. Capital loss carryforwards were available to be utilized against the gain realized on this sale.

18     2004 Quarterly Report     Bell Canada

     On a year-to-date basis, we also had foreign exchange gains in 2003 and a decrease in interest income. In April 2003, we entered into forward contracts to hedge U.S.$200 million of long-term debt at Bell Canada that had not been hedged previously. This removed the foreign currency risk on the principal amount of that debt, which has since minimized the effect of foreign exchange.

INTEREST EXPENSE

Interest expense of $215 million in Q3 2004 and $651 million on a year-to-date basis in 2004 represent a 10% and an 8.8% decline, respectively, compared to the same periods last year. This resulted from $830 million of debt repayments (net of issues) year-over-year. The decline in average debt levels was driven mainly by positive free cash flows. The average interest rate in Q3 2004 was 7.2% and on a year-to-date basis in 2004 was 7.3%, which is comparable to the same periods last year.

INCOME TAXES

In Q3 2004, we had pre-tax loss from continuing operations of $114 million and an income tax recovery of $75 million. The income tax recovery resulted from:

  $108 million gain on the sale of YPG General Partner Inc. business which was not tax effected since it was offset by available capital loss carryforwards for which the tax benefits had not been recorded previously restructuring charges of $45 million related to future lease costs for excess facilities, the tax benefits of which were not recorded the reduction in the statutory income tax rate to 34.3% in 2004 from 35.4% in 2003.

     This was partly offset by a reduction of the principal amounts outstanding under the tax loss consolidation strategy.
      On a year-to-date basis, income taxes decreased $212 million to $366 million compared to the same period last year. The decrease was mainly from lower pre-tax earnings (excluding the gain on sale of YPG General Partner Inc. and the non-deductible restructuring charges) and the reduction in the statutory income tax rate to 34.3% in 2004 from 35.4% in 2003 partly offset by a reduction of the principal amounts outstanding under the tax loss consolidation strategy. As a result of these items, the effective tax rate was 24.8% on a year-to-date basis in 2004 compared to 25.4% in the same period last year.

NON-CONTROLLING INTEREST

Non-controlling interest credit of $2 million in Q3 2004 and $1 million on a year-to-date basis in 2004 represent a $15 million and a $55 million improvement, respectively, compared to the same periods last year. The improvements were due to lower earnings at Aliant as a result of the strike and higher net losses at Bell ExpressVu, partly offset by the purchase of Bell West. On August 3, 2004, we acquired full ownership of Bell West by completing the purchase of MTS’s 40% interest in Bell West.
      On a year-to-date basis, a higher net loss at Bell West mainly due to the loss on the GOA SuperNet contract recognized in Q2 2004 contributed to the improvement.

INTEREST ON EQUITY-SETTLED NOTES

Interest on equity-settled notes amounted to nil in Q3 2004 and on a year-to-date basis in 2004, compared to nil and $25 million, respectively, in the same periods last year. In May 2003, we repaid all of our $2,068 million of equity-settled notes payable to Bell Canada Holdings Inc. (BCH) as part of an internal capital reorganization.

19     2004 Quarterly Report     Bell Canada

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

Financial and Capital Management CAPITAL STRUCTURE

	September 30,	December 31,
	2004	2003

Debt due within one year	1,658	1,165
Long-term debt	9,362	10,024
Less: Cash and cash equivalents	(499)	(398)

Total net debt	10,521	10,791
Non-controlling interest	1,230	1,627
Total shareholders’ equity	9,150	9,520

Total capitalization	20,901	21,938

Net debt to capitalization	50.3%	49.2%

Our net debt to capitalization ratio was 50.3% at the end of Q3 2004, an increase from 49.2% at the end of Q4 2003. This reflected lower non-controlling interest and total shareholders’ equity, partly offset by lower net debt.
      Non-controlling interest declined by $397 million driven by Bell Canada’s purchase of MTS’s 40% interest in Bell West.
      Net debt was reduced by $270 million to $10,521 million in the first nine months of 2004. This was driven mainly by $607 million of free cash flow in the first nine months of 2004, a decrease of $450 million in short-term advances made to Bell Globemedia and net cash proceeds of $123 million on the sale of our remaining 3.24% interest in YPG General Partner Inc. These were partly offset by $804 million invested in business acquisitions, which included Bell Canada’s acquisition of MTS’s 40% interest in Bell West for $646 million.
      Total shareholders’ equity decreased $370 million to $9,150 million in the first nine months of 2004. This was mainly a result of the transfer of our investment in MTS to BCE.
      In August of 2004, Bell Canada transferred its investment in MTS to Bell Canada Holdings Inc. (BCH) by exchanging all of its 355,346,988 common shares having a carrying value of $7,603 million held by BCH in return for 355,346,988 new common shares having a carrying value of $7,256 million. This resulted in a decrease in other long-term assets and common shares of $347 million which represents the carrying value of the investment in MTS. The investment in MTS was then transferred to BCE Inc. The purpose of these transactions was to ensure that capital loss carryforwards at BCE Inc. would be available to be utilized against the gain on the sale of MTS shares.

20     2004 Quarterly Report     Bell Canada

SUMMARY OF CASH FLOWS

	Q3 2004	Q3 2003	YTD 2004	YTD 2003

Cash from operating activities	1,756	1,728	4,040	3,819
Capital expenditures	(736)	(708)	(2,041)	(1,901)
Other investing activities	1	52	(7)	44
Dividends paid	(445)	(465)	(1,385)	(1,558)
Interest paid on equity-settled notes	–	–	–	(47)

Free cash flow from operations	576	607	607	357
Business acquisitions	(646)	–	(804)	(78)
Business dispositions	2	55	2	55
Change in investments accounted for under the cost and equity methods	121	1	126	9
Decrease in advances made to an affiliated company under common control	–	–	450	270
Capital contribution by BCH	–	–	–	3,043
Repayment of equity-settled notes	–	–	–	(2,068)
Net issuance (repayment) of debt instruments	39	(38)	(151)	(1,532)
Financing activities of subsidiaries with third parties	(4)	(5)	(17)	16
Cash provided by (used in) discontinued operations	–	4	–	(5)
Other	(11)	(22)	(112)	(23)

Net increase in cash and cash equivalents	77	602	101	44

CASH FROM OPERATING ACTIVITIES

Cash from operating activities increased 1.6% or $28 million to $1,756 million in Q3 2004, compared to Q3 2003, with the receipt of a $75 million settlement payment from MTS being partly offset by unfavourable changes in working capital. Working capital in Q3 2004 has been impacted by the new billing platform which resulted in anticipated delays in invoicing at quarter-end. Working capital is expected to return to a more normalized level by year end.
      In the first nine months of 2004, cash from operating activities increased 5.8% or $221 million to $4,040 million, compared to 2003, as the settlement payment from MTS and improved operating performance were partly offset by less favourable changes in working capital.

CAPITAL EXPENDITURES

We continue to make investments to expand and update our networks and to meet customer demand for new services. Capital expenditures were $736 million in Q3 2004, or 17.5% of revenues, up from $708 million, or 17.0% of revenues for the same period last year. In the first nine months of 2004, capital expenditures were approximately $2 billion, or 16.3% of revenues, up from $1.9 billion, or 15.4% of revenues, for the same period last year. The increase reflects a mix of higher spending in the growth businesses and reduced spending in the legacy areas. Declines in capital spending at Aliant resulted from the work disruption.

OTHER INVESTING ACTIVITIES

Cash from other investing activities of $52 million in Q3 2003 included $31 million of insurance proceeds that ExpressVu received for a malfunction on the Nimiq 2 satellite.

21     2004 Quarterly Report     Bell Canada

BUSINESS ACQUISITIONS

We invested $646 million in business acquisitions in Q3 2004. This consisted entirely of our acquisition of MTS’s 40% interest in Bell West. We now own 100% of Bell West.
      Investments of $158 million in the first half of 2004 included purchases in the Enterprise and SMB business units and our purchase of BCE Emergis Inc.’s (Emergis) Security business.
      We invested $78 million in business acquisitions during the first nine months of 2003. This consisted mainly of the purchase of BCE’s 51% interests in BCE Nexxia Corporation for a nominal amount, Fiberco Telecommunications Corporation for $27 million and Bell Globemedia’s 100% interest in Sympatico Inc. for $45 million.

BUSINESS DISPOSITIONS

We received $55 million for business dispositions during the first nine months of 2003 for the sale of our 89.9% ownership interest in Certen Inc. (Certen). We received $89 million in cash, which was reduced by $34 million of Certen’s cash and cash equivalents at the time of sale.

CHANGE IN INVESTMENTS ACCOUNTED FOR UNDER THE COST AND EQUITY METHODS

In Q3 2004, we sold our remaining 3.24% interest in YPG General Partner Inc. for net cash proceeds of $123 million.

DEBT INSTRUMENTS

We issued $39 million of debt (net of repayments) in Q3 2004. We made $151 million of debt repayments (net of issues) in the first nine months of 2004. The repayments included the Series M-15 debentures for $500 million and the Series DU debentures for $126 million. The issuances included the Series M-17 debentures for $450 million.
      At September 30, 2004, Bell Canada had $499 million of cash on hand. A portion of this cash will be used to repay $425 million of debt maturing at Bell Canada in Q4 2004, all of which was paid in October  2004. The remaining cash on hand will be used primarily for capital expenditures, dividend payments and the payment of contractual obligations in 2005.

CREDIT RATINGS

Our credit ratings at November 2, 2004, remain unchanged from those listed in the Bell Canada 2003 MD&A.

LIQUIDITY

Our ability to generate cash in the short term and in the long term, when needed, and to provide for planned growth and to fund development activities, depends on our sources of liquidity and on our cash requirements.
      Our sources of liquidity and cash requirements remain substantially unchanged from those described in the Bell Canada 2003 MD&A, except for those listed below.

Commitment under deferral account
 The deferral account is a new mechanism resulting from the CRTC's price cap decision of May 2002, which will be used to fund initiatives such as service improvements, reduced rates and/or rebates. We estimate our commitment relating to the deferral account to be approximately $195 million at September 30, 2004.

22     2004 Quarterly Report     Bell Canada

Employee departure program
 Under both phases of the program, employees are entitled to receive a special cash allowance. This will result in total cash payments of approximately $314 million which we expect to pay in the coming months. The program will reduce Bell Canada’s pension plan surpluses, which may, subject to plan returns and the next periodic actuarial valuation, affect future funding requirements.

Provision for contract loss
 In 2001, we entered into a contract with the Government of Alberta to build a next generation network to bring high-speed internet and broadband capabilities to rural communities in Alberta. This contract is accounted for using the percentage of completion method. During the second quarter of 2004, as part of our regular update of the estimated costs to complete construction of the network, potential cost overruns were identified. Construction is to be complete in late 2004. The costs of this last phase of construction are higher than previously estimated, due to changes necessitated in construction methods to connect individual government buildings to the network and higher average costs of construction. We recorded a provision of $110 million for this contract in the second quarter of 2004. Our estimated costs to complete are unchanged at September 30, 2004.

Agreement to purchase Canadian operations of 360networks Corporation
 In May 2004, Bell Canada announced an agreement to purchase the Canadian operations of 360networks Corporation for $275 million in cash. The purchase includes the shares of 360networks subsidiary GT Group Telecom Services Corporation, and certain related U.S. interconnect assets. Bell Canada plans to retain all of 360networks business, facilities and customer base in western Canada, and has an agreement to sell the retail customer operations and certain assets in central and eastern Canada to Call-Net Enterprises Inc. while continuing to provide network and other services to the central and eastern customer base for a share of future revenues. All regulatory approvals have been obtained and we expect to close the transaction in November 2004, subject to usual closing conditions.

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

This section provides a description of new legal proceedings involving us and of recent developments in certain of the legal proceedings involving us described in the Bell Canada 2003 AIF.

LAWSUITS RELATED TO BELL CANADA

Potential Class Action Concerning Wireless Access Charges
 On August 9, 2004, a statement of claim was filed under the Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan by certain alleged customers or former customers of Bell Canada and other Canadian telecommunications providers (“Canadian Telcos”) for wireless and cellular services. The lawsuit has not been certified as a class action and it is too early to determine whether it will qualify for certification.
      The statement of claim alleges breach of contract and duty to inform, breach of warranties and covenants, deceit, misrepresentation, negligence, wrongful acts and omissions, collusion, and breach of statutory duty or obligation under the Competition Act (Canada), in connection with certain “system access fees” and “system licensing charges” invoiced by Bell Canada and the other Canadian Telcos to their customers. The plaintiffs seek unspecified damages and punitive damages from Bell Canada and the other Canadian Telcos.
      While no one can predict the outcome of any legal proceeding, based on information currently available, we believe that we have strong defences and we intend to vigorously defend our position.

Potential Class Action Concerning Bell Mobility Billing System
 On October 28, 2004, a motion seeking certification to proceed as a class action against Bell Mobility, a wholly-owned subsidiary of Bell Canada, was filed with the Québec Superior Court. The lawsuit has

23     2004 Quarterly Report     Bell Canada

not been certified to proceed as a class action and it is too early to determine whether it will qualify for certification.
     The lawsuit was filed on behalf of all physical persons residing in the Province of Québec, who entered into a contract with Bell Mobility for the provision of wireless telephone services, and alleges that such persons have unjustly incurred expenses as a result of billing errors made by Bell Mobility or as a result of Bell Moblity wrongfully disconnectiong service to such customers. In addition to the reimbursement of such expenses, the class action would, if authorized, also seek payment of damages by Bell Mobility in the amount of $100 per class member for inconvenience as well as punitive damages in the amount of $200 per class member.
     While no one can predict the outcome of any legal proceeding, based on information currently available, we believe that we have strong defences and we intend to vigorously defend our position.

Bell Distribution Inc. lawsuit
 On September 1, 2004, Bell Distribution Inc.’s franchisees and Bell Canada entered into an agreement for the settlement of this action.

Risks That Could Affect Our Business

A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations, cash flows or business of one or more Bell Canada companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
      Because no one can predict whether an event will happen or its consequences, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, the risks described below and elsewhere in this MD&A do not include all possible risks, and there may be other risks that we are currently not aware of.
      In Bell Canada’s 2004 First Quarter MD&A dated May 4, 2004 (the Bell Canada 2004 First Quarter MD&A), we provided a detailed review of the risks that could affect our financial condition, results of operations, cash flows or business and that could cause actual results to differ materially from those expressed in our forward-looking statements. This detailed description of risks was updated in Bell Canada’s 2004 Second Quarter MD&A dated August 3, 2004 (the Bell Canada 2004 Second Quarter MD&A) and is further updated in this MD&A. These risks include risks associated with:

  our ability to complete within our targeted timeframe, and the impact on our financial results of, the migration of our multiple service-specific networks to a single IP-based network;
  our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects, including meeting targets for revenue, earnings per share, free cash flow and capital intensity;
  general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services;
  the intensity of competitive activity from both traditional and new competitors, Canadian or foreign, including cross-platform competition, which is increasing following the introduction of new technologies such as Voice over Internet Protocol (VoIP) which have reduced barriers to entry that existed in the industry, and its resulting impact on the ability to retain existing, and attract new, customers, and on pricing strategies and financial results;
  the ability to improve productivity and contain capital intensity while maintaining quality of services;

24     2004 Quarterly Report     Bell Canada

  the ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof;
  the availability and cost of capital required to implement our financing plans and fund capital and other expenditures;
  our ability to retain major customers;
  our ability to find suitable companies to acquire or to partner with;
  the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively, including, more specifically, decisions concerning the regulation of VoIP services;
  the risk of litigation should Bell Canada stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary;
  the risk of increased pension plan contributions resulting from Bell Canada’s recent early retirement program and from the risk of low returns on pension plan assets;
  the risk that the amount of the expected annual savings relating to Bell Canada’s recent employee voluntary departure program will be lower than anticipated due to various factors including the incurrence of outsourcing, replacement and other costs;
  our ability to manage effectively labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages;
  events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services;
  our ability to increase the number of customers who buy multiple products;
  our ability to implement the significant changes in processes, in how we approach our markets, and in products and services, required by our strategic direction; and
  Canadian government action in respect of the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings.

     For a more complete description of the risks that could affect our business, please see the Bell Canada 2004 First Quarter MD&A, as updated in the Bell Canada 2004 Second Quarter MD&A and this MD&A, filed by Bell Canada with the Canadian securities commissions (available on BCE Inc.’s site at www.bce.ca and on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) under Form 6-K (available on EDGAR at www.sec.gov).
      Please refer to the Bell Canada 2003 AIF filed by Bell Canada with the Canadian securities commissions and with the SEC under Form 40-F for a detailed description of:

  the principal legal proceedings involving Bell Canada;
  certain regulatory initiatives and proceedings concerning the Bell Canada companies.

     Please see Recent Developments in Legal Proceedings in this MD&A for a description of new legal proceedings involving us and of recent developments, since the Bell Canada 2003 AIF, in the principal legal proceedings involving us.
      In addition, please see Updates to the Description of Risks below, Updates to the Description of Risks in the Bell Canada 2004 Second Quarter MD&A and Risks that could affect certain Bell Canada companies – Changes to wireline regulations in the Bell Canada 2004 First Quarter MD&A, for a description of recent developments, since the Bell Canada 2003 AIF, in the principal regulatory initiatives and proceedings concerning the Bell Canada companies.

25     2004 Quarterly Report     Bell Canada

UPDATES TO THE DESCRIPTION OF RISKS

The following are updates to the description of risks contained in the section entitled Risks That Could Affect Our Business set out on pages 16 to 25 of the Bell Canada 2004 First Quarter MD&A as updated in the Bell Canada 2004 Second Quarter MD&A. For ease of reference, the updates to the description of risks below have been presented under the same headings and in the same order contained in the section entitled Risks That Could Affect Our Business set out in the Bell Canada 2004 First Quarter MD&A.

RISKS THAT COULD AFFECT OUR BUSINESS

RENEGOTIATING LABOUR AGREEMENTS

A new collective agreement between Bell Canada and the CEP, representing approximately 7,100 craft and services employees, was signed on August 19, 2004 and will expire in November 2007. As well, a collective agreement between Aliant Telecom Inc. (a wholly-owned subsidiary of Aliant) and the CATU, representing approximately 4,300 employees, was signed on September 16, 2004 and will expire on December 31, 2007. Accordingly, the actual or potential adverse effects of the events preceding the execution of these collective agreements have now ceased to exist.

CONTRACT WITH THE GOVERNMENT OF ALBERTA
In 2001, we entered into a contract with the Government of Alberta to build a next generation network to bring high-speed internet and broadband capabilities to rural communities in Alberta. Construction is to be complete in late 2004. However, the final costs to complete the network will not be known until completion of the network and final acceptance by the Government of Alberta which is expected to occur during 2005.

CHANGES TO WIRELINE REGULATIONS

Decision on Incumbent Affiliates
 On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they file tariffs with the CRTC. Bell Canada’s appeal of this decision to the Federal Court of Canada was dismissed on September 14, 2004. As a result, Bell Canada is now re-filing tariffs for those contracts with bundles that have not yet expired in order to provide more detailed descriptions of the bundled services.

Application seeking consistent regulation
 On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. On April 7, 2004, the CRTC invited comments on its preliminary views regarding the regulation of VoIP services and invited interested parties to participate in a public consultation relating to the regulatory framework for VoIP. Bell Canada provided its comments to the CRTC on June 18, 2004. Between September 21 and September 23, 2004, the CRTC held the public consultation relating to the regulatory framework for VoIP. Bell Canada filed reply comments on October 13, 2004. A decision is expected in the first quarter of 2005. There is a risk that the CRTC might decide to regulate VoIP services provided by the Bell Canada companies and other Incumbent Local Exchange Carriers but not by certain other competitors. Accordingly, these proceedings could determine the rules for competition with other service providers, could affect the flexibility of the Bell Canada companies when competing in the future and could result in delays for launching new services as well as restrictions on our marketing flexibility (such as pricing rules, bundling restrictions, etc.) for such services.

26     2004 Quarterly Report     Bell Canada

Licences for Broadcasting
 As indicated in the Bell Canada 2004 Second Quarter MD&A, Bell Canada has applied to the CRTC for licences to operate broadcasting distribution undertakings, using its wireline facilities, to serve large cities in Southern Ontario and Québec. The CRTC held a public hearing, as required under the Broadcasting Act, in August 2004. Cable operators were seeking delays to the licensing and other conditions that would inhibit Bell Canada’s ability to compete with them. A decision is expected in November 2004.

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting policies we used to prepare our financial statements.
      The key estimates and assumptions that management has made and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the Bell Canada 2003 MD&A.
      We have not changed our accounting policies other than those described in the Bell Canada 2003 MD&A and in Note 1 of the consolidated financial statements.

Supplementary Financial Information The table below shows selected consolidated financial data for the eight most recently completed quarters.

		2004				2003		2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Operating revenues	4,206	4,172	4,106	4,246	4,155	4,130	4,083	3,818
Operating income (loss)	(13)	1,017	960	930	1,012	968	926	646
Earnings (loss) from continuing operations	(37)	584	564	626	567	550	525	1,444
Discontinued operations	–	–	–	53	–	5	1	–
Net earnings (loss)	(37)	584	564	679	567	555	526	1,444
Net earnings (loss) applicable to common shares	(53)	567	548	670	550	529	495	1,415
Included in net earnings (loss):
Net gains on investments
Continuing operations	108	–	–	92	–	–	–	2,143
Discontinued operations	–	–	–	48	8	–	–	–
Restructuring and other items	(724)	16	(1)	(9)	6	–	–	(190)

27     2004 Quarterly Report     Bell Canada

Consolidated Financial Statements Consolidated Statements of Operations

For the period ended September 30	Three months		Nine months
(in $ millions) (unaudited)	2004	2003	2004	2003

Operating revenues	4,206	4,155	12,484	12,368

Operating expenses	(2,350)	(2,338)	(7,052)	(7,098)
Amortization expense	(734)	(758)	(2,199)	(2,228)
Net benefit plans cost (Note 4)	(55)	(46)	(173)	(135)
Restructuring and other items (Note 5)	(1,080)	(1)	(1,096)	(1)

Total operating expenses	(4,219)	(3,143)	(10,520)	(9,462)

Operating income (loss)	(13)	1,012	1,964	2,906
Other income (Note 6)	114	3	163	82
Interest expense	(215)	(239)	(651)	(714)

Pre-tax earnings (loss) from continuing operations	(114)	776	1,476	2,274
Income taxes	75	(196)	(366)	(578)
Non-controlling interest	2	(13)	1	(54)

Earnings (loss) from continuing operations	(37)	567	1,111	1,642
Discontinued operations	–	–	–	6

Net earnings (loss)	(37)	567	1,111	1,648
Dividends on preferred shares	(16)	(17)	(49)	(49)
Interest on equity-settled notes	–	–	–	(25)

Net earnings (loss) applicable to common shares	(53)	550	1,062	1,574

Consolidated Statements of Retained Earnings

For the period ended September 30	Three months		Nine months
(in $ millions) (unaudited)	2004	2003	2004	2003

Balance at beginning of period, as previously reported	629	57	313	118
Accounting policy change for asset retirement obligations (Note 1)	–	(7)	(7)	(7)

Balance at beginning of period, as restated	629	50	306	111
Consolidation of variable interest entity	–	(25)	–	(25)
Net earnings (loss)	(37)	567	1,111	1,648
Dividends declared on common shares	(306)	(476)	(1,098)	(1,561)
Dividends declared on preferred shares	(16)	(17)	(49)	(49)
Interest on equity-settled notes	–	–	–	(25)
Other	–	1	–	1

Balance at end of period	270	100	270	100

28     2004 Quarterly Report     Bell Canada

Consolidated Balance Sheets

	September 30	December 31
(in $ millions) (unaudited)	2004	2003

ASSETS
Current assets
Cash and cash equivalents	499	398
Notes receivable from related parties	–	450
Accounts receivable	2,072	1,711
Other current assets	531	499

Total current assets	3,102	3,058
Capital assets	19,206	19,276
Other long-term assets	2,542	3,526
Indefinite-life intangible assets	796	796
Goodwill	2,123	1,586

Total assets	27,769	28,242

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,715	3,211
Debt due within one year	1,658	1,165

Total current liabilities	5,373	4,376
Long-term debt	9,362	10,024
Other long-term liabilities	2,654	2,695

Total liabilities	17,389	17,095

Non-controlling interest	1,230	1,627

SHAREHOLDERS’ EQUITY
Preferred shares	1,100	1,100
Common shareholder’s equity
Common shares (Note 7)	7,256	7,602
Contributed surplus	524	512
Retained earnings	270	306

Total common shareholder’s equity	8,050	8,420

Total shareholders’ equity	9,150	9,520

Total liabilities and shareholders’ equity	27,769	28,24

29     2004 Quarterly Report     Bell Canada

Consolidated Statements of Cash Flows

For the period ended September 30	Three months		Nine months
(in $ millions) (unaudited)	2004	2003	2004	2003

Cash flows from operating activities
Earnings (loss) from continuing operations	(37)	567	1,111	1,642
Adjustments to reconcile earnings (loss) from continuing operations to cash flows from operating activities:
Amortization expense	734	758	2,199	2,228
Net benefit plans cost	55	46	173	135
Restructuring and other items (non-cash portion)	1,148	(5)	1,162	(5)
Net gains on investments	(108)	–	(112)	–
Future income taxes	(203)	77	(166)	94
Non-controlling interest	(2)	13	(1)	54
Contributions to employee pension plans	(21)	(38)	(68)	(60)
Other employee future benefit plan payments	(13)	(22)	(59)	(64)
Other	5	6	17	(178)
Changes in non-cash working capital	198	326	(216)	(27)

Cash from operating activities	1,756	1,728	4,040	3,819

Cash flows from investing activities
Capital expenditures	(736)	(708)	(2,041)	(1,901)
Business acquisitions	(646)	–	(804)	(78)
Business dispositions	2	55	2	55
Decrease in investments accounted for under the cost and equity methods	121	1	126	9
Decrease in advances made to an affiliated company under common control	–	–	450	270
Other	1	52	(7)	44

Cash used in investing activities	(1,258)	(600)	(2,274)	(1,601)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances	74	18	243	(1,123)
Issue of long-term debt	–	16	449	627
Repayment of long-term debt	(35)	(72)	(843)	(1,036)
Repayment of equity-settled notes	–	–	–	(2,068)
Contribution of capital	–	–	–	3,043
Cash dividends paid on common shares	(401)	(428)	(1,252)	(1,432)
Cash dividends paid on preferred shares	(15)	(15)	(45)	(45)
Issue of equity securities by subsidiaries to non-controlling interest	–	34	8	90
Redemption of equity securities by subsidiaries from non-controlling interest	(4)	(39)	(25)	(74)
Cash dividends paid by subsidiaries to non-controlling interest	(29)	(22)	(88)	(81)
Interest paid on equity-settled notes	–	–	–	(47)
Other	(11)	(22)	(112)	(23)

Cash used in financing activities	(421)	(530)	(1,665)	(2,169)

Cash provided by continuing operations	77	598	101	49
Cash provided by (used in) discontinued operations	–	4	–	(5)

Net increase in cash and cash equivalents	77	602	101	44
Cash and cash equivalents at beginning of period	422	491	398	1,049

Cash and cash equivalents at end of period	499	1,093	499	1,093

Consists of:
Cash and cash equivalents of continuing operations	499	1,079	499	1,079
Cash and cash equivalents of discontinued operations	–	14	–	14

Total	499	1,093	499	1,093

30     2004 Quarterly Report     Bell Canada

Notes to Consolidated Financial Statements

The interim consolidated financial statements should be read in conjunction with Bell Canada’s annual consolidated financial statements for the year ended December 31, 2003, on pages 36 to 67 of Bell Canada’s 2003 financial information.

These notes are unaudited.

All amounts are in millions of Canadian dollars, except where noted.

 We, us and our mean Bell Canada, its subsidiaries and joint ventures.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2003, except as noted below.

Comparative figures
We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the current period’s presentation.
     We have restated the financial information report for previous periods to reflect the adoption of section 3110 of the CICA Handbook, Asset retirement obligations, effective January 2004, as described below.

Change in accounting policy
Effective January 1, 2004, we retroactively adopted section 3110 of the CICA Handbook, Asset retirement obligations. The impact on our consolidated statements of operations for the three months and nine months ended September 30, 2004 and the comparative periods was negligible. At December 31, 2003 and 2002, this resulted in:

  an increase of $6 million in capital assets
  an increase of $17 million in other long-term liabilities
  a decrease of $4 million in future income tax liabilities
  a decrease of $7 million in the retained earnings.

Stock-based compensation plans
Starting in 2004, we made a number of prospective changes to the key features in our stock-based compensation plans, which included transferring approximately 50% of the value of the long-term incentive plan, under which stock options are granted, into a new mid-term plan which uses restricted share units (RSUs). We record compensation expense for each RSU granted equal to the market value of a BCE Inc. common share at the date of grant prorated over the vesting period. The compensation expense is adjusted for future changes in the market value of BCE Inc. common shares until the vesting date. The cumulative effect of the change in value is recognized in the period of the change. Subject to compliance with individual minimum share ownership requirements set out in BCE’s policies, vested RSUs will be paid in BCE Inc. common shares purchased on the open market or in cash at the option of the holder.

NOTE 2. SEGMENTED INFORMATION

Starting in the first quarter of 2004, we report our results of operations under four segments: Consumer, Business, Aliant and Other Bell Canada. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
     The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
     The Business segment provides local telephone, long distance, wireless, data, including Internet access, and other services to Bell Canada’s small and medium-sized businesses (SMB) and large enterprise customers in Ontario and Québec, as well as business customers in Western Canada through Bell West Inc. (Bell West).
     The Aliant segment provides local telephone, long distance, wireless, data, including Internet access, and other services to residential and business customers in Atlantic Canada and represents the operations of our subsidiary, Aliant Inc. (Aliant).
     The Other Bell Canada segment includes Bell Canada’s wholesale business, and the financial results of Télébec Limited Partnership (Télébec), NorthernTel Limited Partnership (NorthernTel) and Northwestel Inc. (Northwestel). Our wholesale business provides local telephone, long distance, data and other services to competitors who resell these services. Télébec, NorthernTel and Northwestel provide telecommunications services to less populated areas in Québec, Ontario and Canada’s northern territories.
     In classifying our operations for planning and measuring performance, all restructuring and other items at Bell Canada and its subsidiaries (excluding Aliant) are included in the Other Bell Canada segment and not allocated to the Consumer and Business segments.

31     2004 Quarterly Report     Bell Canada

NOTE 2. SEGMENTED INFORMATION (continued)

		Three months		Nine months
For the period ended September 30		2004	2003	2004	2003

Operating revenues
Consumer	External	1,895	1,824	5,557	5,300
	Inter-segment	13	14	34	35

		1,908	1,838	5,591	5,335

Business	External	1,408	1,409	4,205	4,199
	Inter-segment	32	31	111	112

		1,440	1,440	4,316	4,311

Aliant	External	467	478	1,422	1,422
	Inter-segment	30	36	105	110

		497	514	1,527	1,532

Other Bell Canada	External	436	444	1,300	1,447
	Inter-segment	50	34	128	100

		486	478	1,428	1,547

Inter-segment eliminations		(125)	(115)	(378)	(357)

Total operating revenues		4,206	4,155	12,484	12,368

Operating income
Consumer		569	552	1,655	1,548
Business		245	193	713	582
Aliant		71	104	245	307
Other Bell Canada		(898)	163	(649)	469

Total operating income (loss)		(13)	1,012	1,964	2,906
Other income		114	3	163	82
Interest expense		(215)	(239)	(651)	(714)
Income taxes		75	(196)	(366)	(578)
Non-controlling interest		2	(13)	1	(54)

Earnings (loss) from continuing operations		(37)	567	1,111	1,642

The consolidated statements of operations include the results of acquired businesses from the date they were acquired.	NOTE 3. BUSINESS ACQUISITIONS

During the first nine months of 2004, we made a number of business acquisitions, which included:

  Bell West – In August 2004, Bell Canada acquired Manitoba Telecom Services Inc.’s (MTS) 40% interest in Bell West. Bell Canada now owns 100% of Bell West.
  BCE Emergis Inc.’s (Emergis) Security business – In June 2004, Bell Canada acquired Emergis’ Security business. The Security business provides organizations with the security infrastructure for their electronic service delivery needs to help ensure data is secure and can be viewed only by the appropriate individuals.
  Infostream Technologies Inc. (Infostream) – In May 2004, Bell Canada acquired 100% of the outstanding common shares of Infostream, a systems and storage technology firm providing networking solutions for Voice over Internet Protocol (VoIP), storage area networks and network management.
  Charon Systems Inc. (Charon) – In May 2004, Bell Canada acquired 100% of the assets of Charon, a full-service information technology (IT) solutions provider specializing in server-based computing, systems integration, IT security, software development and IT consulting.
  Elix Inc. (Elix) – In March 2004, Bell Canada acquired 75.8% of the outstanding shares of Elix which offers technology consulting, integration and implementation of call routing and management systems, IT application integration and design and implementation of electronic voice-driven response systems.
  Accutel Conferencing Systems Inc. (Canada) and Accutel Conferencing Systems Corp (U.S.) (collectively Accutel) – In February 2004, Bell Canada acquired 100% of the outstanding common shares of Accutel, which provides teleconferencing services.

32     2004 Quarterly Report     Bell Canada

NOTE 3. BUSINESS ACQUISITIONS (continued)

The table below provides a summary of the consideration received and the consideration given for all business acquisitions. In all cases, the purchase price allocation is based on estimates. The final purchase price allocation for each business acquisition is expected to be complete within twelve months from the acquisition date. Of the goodwill acquired:

  $537 million relates to the Business segment
  $30 million is deductible for tax purposes.

		All other
	40% interest	business
	in Bell West	acquisitions	Total

Consideration received:
Non-cash working capital	–	5	5
Capital assets	–	34	34
Other long-term assets	–	2	2
Goodwill	385	152	537
Long-term debt	–	(2)	(2)
Non-controlling interest	261	–	261

	646	191	837
Bank indebtedness at acquisition	–	(3)	(3)

Net assets acquired	646	188	834

Consideration given:
Cash	645	153	798
Acquisition costs	1	2	3
Future cash payment	–	4	4
Non-cash	–	29	29

	646	188	834

NOTE 4. EMPLOYEE BENEFIT PLANS The table below shows the components of the net benefit plans cost.

		Three months				Nine months
	Pension benefits		Other benefits		Pension benefits		Other benefits
For the period ended September 30	2004	2003	2004	2003	2004	2003	2004	2003

Current service cost	52	53	8	8	166	157	23	23
Interest cost on accrued benefit obligation	192	181	26	26	577	543	77	78
Expected return on plan assets	(227)	(223)	(2)	(3)	(681)	(670)	(7)	(8)
Amortization of past service costs	2	2	–	–	6	7	–	–
Amortization of net actuarial losses	6	4	–	–	17	10	–	–
Amortization of transitional (asset) obligation	(11)	(11)	9	9	(32)	(32)	27	27

Net benefit plans cost	14	6	41	40	53	15	120	120

The table below shows the amounts we contributed to the pension plans and the post-employment benefit payments made to beneficiaries.

		Three months				Nine months
	Pension benefits		Other benefits		Pension benefits		Other benefits
For the period ended September 30	2004	2003	2004	2003	2004	2003	2004	2003

Aliant	16	34	1	1	54	51	3	3
Bell Canada	5	4	12	21	14	9	56	61

Total	21	38	13	22	68	60	59	64

33     2004 Quarterly Report     Bell Canada

NOTE 5. RESTRUCTURING AND OTHER ITEMS

	Three months		Nine months
For the period ended September 30	2004	2003	2004	2003

Employee departure program	(985)	–	(985)	–
Settlement with MTS	–	–	75	–
Provision for contract loss	–	–	(110)	–
Other charges	(95)	(1)	(76)	(1)

Restructuring and other items	(1,080)	(1)	(1,096)	(1)

Employee departure program
During the third quarter of 2004, we recorded a pre-tax charge of $985 million ($647 million after taxes) in the Other Bell Canada segment. The charge relates to the two-phase employee departure program, which was announced by Bell Canada in June 2004. The first phase was an early retirement plan and in the third quarter of 2004, 3,965 employees elected to receive a package that included a cash allowance, immediate pension benefits, an additional guaranteed pension payable up to 65 years of age, career transition services and post-employment benefits. The second phase was a departure plan and in the third quarter of 2004, 1,087 employees elected to receive a special cash allowance.
     An additional charge of approximately $75 million is expected to be incurred in the future for the relocation of employees and closure of excess real estate facilities. These costs are not eligible for recognition at September 30, 2004 and will be expensed as incurred.
     The employee departure program is expected to be substantially complete by the end of 2004.

The table below provides a summary of the costs recognized in the third quarter of 2004 as well as the corresponding lability at September 30, 2004.

Employee departure program costs	985
Less:
Cash payments	(5)
Pension and other post-retirement benefits reclassified to:
Other long-term assets	(660)
Other long-term liabilities	(11)

Balance in accounts payable and accrued liabilities at September 30, 2004	309

Settlement with MTS
On May 20, 2004, Bell Canada filed a lawsuit against MTS seeking damages from MTS and an injunction to prevent MTS from breaching the terms and conditions of the commercial agreements between the two companies as a result of the announcement by MTS to purchase Allstream Inc. (Allstream). On June 3, 2004, Bell Canada also filed a lawsuit against Allstream seeking damages in connection with the same announcement.
     On June 30, 2004, BCE Inc. reached an agreement with MTS to settle the lawsuits. The terms of the settlement included:

  a payment of $75 million by MTS to Bell Canada, recorded in the second quarter of 2004 and received on August 3, 2004, for unwinding various commercial agreements the removal of contractual competitive restrictions thereby allowing Bell Canada and MTS to compete freely with each other, effective June 30, 2004 the orderly disposition of our interest in MTS. Our voting rights in MTS were waived after the receipt of the $75 million payment a premium payment by MTS to us, in the event a change of control of MTS occurs before 2006, in an amount equal to the appreciation in MTS’s share price from the time of our divestiture to the time of any takeover transaction the provision of wholesale services between Bell Canada and MTS on a preferred supplier basis.

     On August 1, 2004, as a result of a corporate reorganization, the MTS shares were transferred from Bell Canada to BCE Inc. The purpose of this reorganization was to ensure that capital loss carryforwards at BCE Inc. would be available to be utilized against the gain on the sale of the MTS shares. See Note 7, Share Capital, for more information.

34     2004 Quarterly Report     Bell Canada

NOTE 5. RESTRUCTURING AND OTHER ITEMS (continued)

Provision for contract loss
In 2001, we entered into a contract with the Government of Alberta to build a next generation network to bring high-speed internet and broadband capabilities to rural communities in Alberta. This contract is accounted for using the percentage of completion method. During the second quarter of 2004, as part of our regular update of the estimated costs to complete construction of the network, potential cost overruns were identified. Construction is to be complete in late 2004. The costs of this last phase of construction are higher than previously estimated, due to changes necessitated in construction methods to connect individual government buildings to the network and higher average costs of construction. We recorded a provision of $110 million for this contract in the second quarter of 2004. Our estimated costs to complete are unchanged at September 30, 2004.

Other charges
During the third quarter of 2004, we recorded other pre-tax charges totalling $95 million ($77 million after taxes), which consisted primarily of future lease costs for excess facilities, asset write-downs and other provisions.
     Prior to the third quarter of 2004, we recorded a credit of $19 million which related primarily to the reversal of previously recorded restructuring charges, which were no longer necessary given the introduction of a new voluntary employee departure program.

NOTE 6. OTHER INCOME

	Three months		Nine months
For the period ended September 30	2004	2003	2004	2003

Net gains on investments	108	–	112	–
Foreign currency gains (losses)	(1)	(7)	(9)	18
Other	7	10	60	64

Other income	114	3	163	82

In the third quarter of 2004, net gains on investments of $108 million represents a gain from the sale of Bell Canada’s remaining 3.24% interest in YPG General Partner Inc. for net cash proceeds $123 million. Capital loss carryforwards were available to be utilized against the gain realized on this sale.

NOTE 7. SHARE CAPITAL

In August of 2004, Bell Canada transferred its investment in MTS to Bell Canada Holdings Inc. (BCH) by exchanging all of its 355,346,988 common shares having a carrying value of $7,603 million held by BCH in return for 355,346,988 new common shares having a carrying value of $7,256 million. This resulted in a decrease in other long-term assets and common shares of $347 million which represents the carrying value of the investment in MTS. The investment in MTS was then transferred to BCE Inc. The purpose of these transactions was to ensure that capital loss carryforwards at BCE Inc. would be available to be utilized against the gain on the sale of the MTS shares.

NOTE 8. STOCK-BASED COMPENSATION PLANS

Restricted share units (RSUs)

Number of
RSUs

Outstanding, January 1, 2004	–
Granted	1,481,943
Expired/forfeited	(30,437)

Outstanding, September 30, 2004	1,451,506

For the three months and nine months ended September 30, 2004, we recorded compensation expense for RSUs of $5 million and $13 million, respectively.

35     2004 Quarterly Report     Bell Canada

NOTE 8. STOCK-BASED COMPENSATION PLANS (continued) BCE Inc. stock options The table below is a summary of the status of BCE Inc.’s stock option programs.

		Weighted
	Number	average
	of shares	exercise price

Outstanding, January 1, 2004	15,769,753	$32
Granted	4,078,700	$30
Exercised	(429,798)	$17
Expired/forfeited	(720,391)	$34
Transfers in/out	200,649	$32

Outstanding, September 30, 2004	18,898,913	$32

Exercisable, September 30, 2004	8,492,353	$34

Assumptions used in stock option pricing model The table below shows the assumptions used to determine stock-based compensation expense using the Black-Scholes option pricing model.

	Three months		Nine months
For the period ended September 30	2004	2003	2004	2003

Compensation expense ($ millions)	4	4	12	11
Number of stock options granted	139,700	281,000	4,078,700	3,964,202
Weighted average fair value per option granted ($)	3	7	3	6
Weighted average assumptions
Dividend yield	4.3%	3.7%	4.0%	3.6%
Expected volatility	26%	30%	27%	30%
Risk-free interest rate	3.7%	3.7%	3.1%	4.0%
Expected life (years)	3.5	4.5	3.5	4.5

Starting in 2004, most of the stock options granted contain specific performance targets that must be met before the option can be exercised. This is reflected in the calculation of the weighted average fair value per option granted.

NOTE 9. RELATED PARTY TRANSACTIONS

During the second quarter of 2004, 3787842 Canada Inc., a wholly-owned subsidiary of BCE Inc., redeemed $12 billion of the outstanding preferred shares held by us and settled the amount owing on the redemption by assigning us its $12 billion demand loan receivable from BCE Inc. This demand loan receivable from BCE Inc. was used to offset our $12 billion demand loan payable to BCE Inc. As a result, the principal amounts outstanding under this tax loss consolidation savings strategy were reduced from $19 billion to $7 billion.
     As a result of the sale of BCE Inc.’s interest in Emergis during the second quarter of 2004, 4122780 Canada Inc., a wholly-owned subsidiary of Emergis, redeemed all of the outstanding preferred shares held by us and settled the amount owing on the redemption by assigning us its $1 billion demand loan receivable from Emergis. This demand loan receivable from Emergis was used to offset our $1 billion loan payable to Emergis. As a result, all amounts outstanding under this tax loss consolidation savings strategy were settled.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Agreement to purchase Canadian operations of 360networks Corporation
In May 2004, Bell Canada announced an agreement to purchase the Canadian operations of 360networks Corporation for $275 million in cash. The purchase includes the shares of 360networks’ subsidiary GT Group Telecom Services Corporation, and certain related U.S. interconnect assets. Bell Canada plans to retain all of 360networks’ business, facilities and customer base in western Canada, and has an agreement to sell the retail customer operations and certain assets in central and eastern Canada to Call-Net Enterprises Inc. while continuing to provide network and other services to the central and eastern customer base for a share of future revenues. All regulatory approvals have been obtained and we expect to close the transaction in November 2004, subject to usual closing conditions.

36     2004 Quarterly Report     Bell Canada

This document has been filed by Bell Canada with Canadian securities commissions and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s Web site at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

Mailing address Bell Canada Corporate Communications 1000, rue de La Gauchetière O. Bureau 3700 Montréal (Québec) H3B 4Y7 e-mail address forum@bell.ca

Investor Relations
tel: 1 800 339-6353
fax: (514) 786-3970

For additional copies of these
statements, please call
1 888 932-6666.

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PRINTED IN CANADA 04-10 BC-3E

Certification of Interim Filings
during Transition Period

I, Michael J. Sabia, Chief Executive Officer of Bell Canada, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bell Canada (the issuer) for the interim period ending September 30, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: November 2, 2004	By:	(signed) Michael J. Sabia
Michael J. Sabia Chief Executive Officer Bell Canada

Certification of Interim Filings
during Transition Period

I, Siim A. Vanaselja, Chief Financial Officer of Bell Canada, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Bell Canada (the issuer) for the interim period ending September 30, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: November 2, 2004	By:	(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer Bell Canada

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: November 3, 2004